December 2, 2005



Mr. Edward D. Ford
Acting Chief Accounting Officer
International Gemini Technology Inc.
#208 - 828 Harbourside Drive
North Vancouver, British Columbia, Canada V7P 3R9


	Re:	International Gemini Technology Inc.
Response Letter Dated November 1, 2005
		File No. 0-14740


Dear Mr. Ford:

      We have reviewed your response letter and have the following comments. We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Form 20-F/A-2 for the Fiscal Year Ended December 31, 2004

Controls and Procedures, page 19

1. We continue to evaluate your response to prior comment two. In the meantime, please support your disclosure, added in response to prior comment three, that "No changes in our disclosure controls and procedures or other facts have occurred during the fiscal year covered by this annual report on Form 20-F that would materially affect or be reasonably likely to materially affect our disclosure controls and procedures" in light of your response where you indicate that "During the year ended December 31, 2004 the Company did implement controls and procedures."

Closing Comments

       As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      You may contact Jennifer Goeken at (202) 551-3721 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3683 with any other questions.



								Sincerely,



								Jill S. Davis
								Branch Chief

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Mr. Edward D. Ford
International Gemini Technology Inc.
December 2, 2005
Page 1




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